Exhibit 99.1

Maris-Tech Enters Into Agreement with Art of Logic Australia for $7.5 Million of a New Product Based On the Company’s Uranus-AI Product

This agreement is the second order received from Art of Logic Australia for an AI product developed by Maris-Tech, and the largest product delivery agreement Maris-Tech has received to date

Rehovot, Israel, May 09, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced that it has entered into a large-scale product delivery agreement (the “Agreement”) with Art of Logic Pty Ltd (“AOL” or “Art of Logic”) Australia.

AOL develops and manufactures hardware and software systems for artificial intelligence and computer vision applications. AOL has selected Maris-Tech to develop and deliver the Callisto, a customized product based on Maris-Tech’s Uranus-AI product family, a next-generation 8K ultra-HD video and Hailo-8 based AI acceleration edge computing platform (“Callisto”). AOL will develop its own AI computer vision software applications and will sell the integrated solution under its own brand to an end-customer based in the United States.

The Callisto will serve traffic control and safe city applications in the United States. The Agreement furthers the Company’s strategic plan to expand into the U.S. market.

The order is expected to be delivered to AOL in tranches during 2023 to 2025.

“We are thrilled to expand our cooperation with AOL with this Agreement for a customized product. Maris-Tech strives to provide our customers with cutting-edge, flexible, and unique technology that allows users to stream high-quality video in real-time and in extreme conditions” said Israel Bar, CEO of Maris-Tech.

“We are delighted to continue working with Maris-Tech. This Agreement for a new customized product expands the scope of our previous order from Maris-Tech and is a testimony to our successful cooperation” said Darren Ruger, CEO of AOL.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, “ “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the development and delivery of the Callisto, the timing for the delivery of the order to AOL, the ongoing efforts of the Company to expand into the U.S. market, and the intentions of the Company to provide its customers with cutting-edge, flexible, and unique technology that allows users to stream high-quality video in real-time and in extreme conditions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com